Via Edgar

December 5, 2022

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Form 10-K for the year ended December 31, 2021
File No. 001-40075

Dear Sir or Madam:

Gaucho Group Holdings, Inc. (the “Company” or “we”) received your correspondence dated November 9, 2022 containing comments to the Company’s annual report on Form 10-K as filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2022 (the “10-K”) and the Company’s amended annual report on Form 10-K/A as filed with the Commission on May 19, 2022 (the “10-K/A”). This letter responds to your telephone comments and this letter is being filed on EDGAR concurrently. We have repeated your comments in italics and then provided our response below each comment.

Form 10-K/A for the year ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note that the audit report does not address critical audit matters identified, if any. Please revise to comply with AS 3101.

Response: We have reviewed AS 3101 and note that pursuant to paragraph .05 of AS 3101, communication of critical audit matters is not required for audits of emerging growth companies. Until the Company ceases to be an emerging growth company, we are not required to address critical audit matters identified, if any.

The Company continues to be an emerging growth company until the earlier of: (a) the first to occur of the last day of the fiscal year (i) that follows February 19, 2026, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act of 1934, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter; or (b) if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

Note 2. Summary of Significant Accounting Policies

Accounts Receivable, page F-13

2.	Please include a discussion of the non-current portion of accounts receivable, including the terms of the receivables and whether or not you have experienced or anticipate collection issues.

Response: We have addressed this comment in our recently filed Quarterly Report on Form 10-Q as filed with the Commission on November 18, 2022 at Item 4, page 14. We will continue to provide this information in future reports.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 720-493-8078.

Sincerely,

Gaucho Group Holdings, Inc.

By:	/s/ Scott L. Mathis
Scott L. Mathis, President & CEO

gaucho group holdings, INC. (nasdaq:vino)

112 NE 41st Street, SUITE 106, Miami, FL 33137

(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.gauchobuenosaires.com